UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3/A
(Amendment No. 4)
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
Hudson Ltd.
(Name of the Issuer)
Dufry AG
Hudson Ltd.
(Name of Persons Filing Statement)

Class A Common Shares, $0.0001 par value per share
(Title of Class of Securities)

350465100
(CUSIP Number of Class of Securities)
Dufry AG Brunngässlein 12, CH - 4052 Basel, Switzerland +41 61 266 44 44 Attn: Legal Department	Hudson Ltd. 4 New Square Bedfont Lakes Feltham, Middlesex TW14 8HA United Kingdom Attn: Legal Department
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
With a copy to:
John Meade Daniel Brass Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000	Richard Hall David J. Perkins Cravath, Swaine & Moore LLP 825 8th Avenue New York, NY 10019 (212) 474-1000
This statement is filed in connection with (check the appropriate box):
a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☒	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐
Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐
Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee**
$311,275,464.50	$40,403.56
*
Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $7.70 for 39,417,765 issued and outstanding Class A common shares of the issuer subject to the transaction and (b) the product of 1,007,620 Class A common shares of the issuer issuable under outstanding RSUs, assuming any performance-based vesting conditions were earned at target level of performance, multiplied by $7.70 per RSU ((a) and (b) together, the “Transaction Value”).

**
The amount of the filing fee was calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for the Fiscal Year 2020, was calculated by multiplying the Transaction Value by 0.0001298.

☐
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION
This Amendment No. 4 to the Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13E-3” or this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by: Dufry AG, a stock corporation (Aktiengesellschaft) incorporated under Swiss law (“Dufry”) and Hudson Ltd., a Bermuda exempted company (“Hudson” and together with Dufry, the “Filing Persons”).
This Transaction Statement relates to the Agreement and Plan of Merger, dated as of August 18, 2020 (as it may be amended from time to time, the “Merger Agreement”), and a related Statutory Merger Agreement, dated as of December 1, 2020 (the “Statutory Merger Agreement”), by and among Dufry, Dufry Holdco Ltd., a Bermuda exempted company and a wholly-owned subsidiary of Dufry (“Merger Sub”) and Hudson. Pursuant to the Merger Agreement and the Statutory Merger Agreement, Merger Sub was merged with and into Hudson with Hudson being the surviving company in the merger (the “merger”). As a result of the merger, Merger Sub ceased to exist as an independent entity and, therefore, is no longer a Filing Person.
This amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is subject to the Transaction Statement. All information in this amendment should be read in conjunction with the information contained or incorporated by reference in the Transaction Statement, as amended to date.
All information concerning each Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Shareholder Circular was supplied by such Filing Person. No Filing Person is responsible for the accuracy of any information supplied by any other Filing Person.

ITEM 15.	ADDITIONAL INFORMATION
(c)	Other Material Information. Item 15(c) is hereby amended and supplemented as follows:
On November 30, 2020, at 12:00 p.m. Bermuda time (11:00 a.m. Eastern Time), a special general meeting of the shareholders of Hudson was held at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, with Hudson shareholders attending virtually. At the special general meeting, Hudson’s shareholders voted to approve and adopt the Merger Agreement and the related Statutory Merger Agreement and the transactions contemplated thereby, including the merger.
On December 1, 2020, Hudson completed the previously announced merger of Merger Sub with and into Hudson, whereby the separate corporate existence of Merger Sub ceased, with Hudson surviving the merger as an indirect wholly owned subsidiary of Dufry. The merger became effective on December 1, 2020 (the “Effective Time”) pursuant to the certificate of merger that was issued by the Registrar of Companies in Bermuda on such date. At the Effective Time, each outstanding Class A common share of Hudson (the “Class A common shares”) (other than any shares held by Hudson (as treasury shares), Dufry, Merger Sub or any other subsidiary of Hudson or Dufry, or any shareholder who had properly exercised appraisal rights in accordance with the Companies Act 1981 of Bermuda) was automatically converted into the right to receive $7.70 in cash, without interest and less any applicable withholding taxes.
On December 1, 2020, in connection with the completion of the merger, Hudson notified the New York Stock Exchange (“NYSE”) of the completion of the merger and requested that trading in Class A common shares be suspended and that the Class A common shares be withdrawn from listing on the NYSE. Hudson also requested that the NYSE file a notification of removal from listing on Form 25 with the SEC with respect to the Class A common shares to report the delisting of the Class A common shares from the NYSE. Hudson intends to file with the SEC a certification and notice of termination on Form 15F to terminate or suspend its reporting obligations under the Exchange Act with respect to the Class A common shares as promptly as practicable.

ITEM 16.	EXHIBITS
The following exhibits are filed herewith:
Exhibit No.	Description
(a)-(1)*	Shareholder Circular of Hudson dated October 30, 2020.
(a)-(2)	Notice of Special General Meeting of Shareholders of Hudson, incorporated herein by reference to the Shareholder Circular.
(a)-(3)	Form of Proxy Card, incorporated herein by reference to the Shareholder Circular.
(a)-(4)	Press Release issued by Hudson, dated August 19, 2020, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by Hudson to the SEC on August 19, 2020.
(b)	Not applicable.
(c)-(1)	Fairness Opinion of Lazard Frères & Co. LLC, dated August 17, 2020, incorporated herein by reference to Annex C to the Shareholder Circular.
(c)-(2)	Fairness Opinion of Banco Santander, S.A., dated August 19, 2020, incorporated herein by reference to Annex D to the Shareholder Circular.
(c)-(3)*	Discussion Materials prepared by Lazard Frères & Co. LLC for discussion with the special committee of the board of directors of Hudson, dated August 6, 2020.
(c)-(4)*	Discussion Materials prepared by Lazard Frères & Co. LLC for discussion with the special committee of the board of directors of Hudson, dated August 13, 2020.
(c)-(5)*	Discussion Materials prepared by Lazard Frères & Co. LLC for discussion with the special committee of the board of directors of Hudson, dated August 17, 2020.
(c)-(6)*	Discussion Materials prepared by Banco Santander, S.A. for discussion with the special committee of the board of directors of Hudson, dated July 24, 2020.
(c)-(7)*	Discussion Materials prepared by Banco Santander, S.A. for discussion with the special committee of the board of directors of Hudson, dated August 17, 2020.
(c)-(8)*	Discussion Materials prepared by Banco Santander, S.A. for discussion with the special committee of the board of directors of Hudson, dated August 19, 2020.
(d)-(1)	Agreement and Plan of Merger, dated as of August 18, 2020, by and among Hudson Ltd., Dufry AG and Dufry Holdco Ltd., incorporated herein by reference to Annex A of the Shareholder Circular.
(d)-(2)	Statutory Merger Agreement by and among Hudson Ltd., Dufry AG and Dufry Holdco Ltd., incorporated herein by reference to Annex B of the Shareholder Circular.
(d)-(3)
Registration Rights Agreement between Hudson Ltd. and Dufry International AG, dated February 1, 2018, incorporated herein by reference to Exhibit 2.1 to Hudson’s Form 20-F for the year ended December 31, 2017.

(d)-(4)
Master Relationship Agreement between Dufry International AG and Hudson Ltd., dated February 1, 2018, incorporated herein by reference to Exhibit 4.1 to Hudson’s Form 20-F for the year ended December 31, 2017.

(d)-(5)
Loan Agreement between Dufry Finances SNC and Hudson Group Inc., effective October 30, 2012 for $123,204,207.74, incorporated herein by reference to Exhibit 10.3 to Hudson’s Form F-1 filed on November 14, 2017.

(d)-(6)
Loan Agreement between Dufry Financial Services B.V. and the Nuance Group (Canada) Inc., effective August 1, 2017 for CAD 195,030,000, incorporated herein by reference to Exhibit 10.4 to Hudson’s Form F-1 filed on November 14, 2017.

(d)-(7)
Hudson Trademark License Agreement between Dufry International AG and Hudson Group (HG), Inc., dated February 1, 2018, incorporated herein by reference to Exhibit 4.4 to Hudson’s Form 20-F for the year ended December 31, 2019.

(d)-(8)
Franchising Agreement between Dufry International AG and Hudson Group (HG), Inc., dated February 1, 2018, incorporated herein by reference to Exhibit 4.5 to Hudson’s Form 20-F for the year ended December 31, 2019.

(f)	Section 106 of the Bermuda Companies Act, incorporated herein by reference Annex E to the Shareholder Circular
(g)	Not applicable.
*	Previously filed.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: December 1, 2020
DUFRY AG

By:	/s/ Julian Diaz
Name:	Julian Diaz
Title:	Chief Executive Officer

By:	/s/ Yves Gerster
Name:	Yves Gerster
Title:	Chief Financial Officer

Hudson Ltd.

By:	/s/ Juan Carlos Torres Carretero
Name:	Juan Carlos Torres Carretero
Title:	Chairman

By:	/s/ Julián Díaz González
Name:	Julián Díaz González
Title:	Deputy Chairman